BARADERO                                                        TSX Venture: BRH
RESOURCES LIMITED                                                   OTCBB: BRHAF
#1305 -1090 West Georgia Street,
Vancouver, British Columbia,
Canada, V6E 3V7
Phone: (604) 685-9316, Fax: (604) 683-1585


May 31, 2005



David R. Humphrey
Accounting Branch Chief
US Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


         RE:     BARADERO RESOURCES LIMITED (THE "COMPANY")
                 RESPONSE LETTER DATED FROM SEC DATED MAY 16, 2005 REGARDING THE ANNUAL REPORT ON FORM 20-F (FISCAL YEAR ENDED MAY 31, 2004) FILE NO. 0-30920


Dear Mr. Humphrey:

We have received and respond to your May 16, 2005 comment letter, as follows:

FORM 20-F (FISCAL YEAR ENDED MAY 31, 2004)

1. & 2. RESPONSE: We wish to further clarify our position as to why we believe that our prior oil and gas operations should not be presented as discontinued operations for the May 31, 2004 financial statements. During fiscal 2004 the Company had disposed of its minor interest in the West Ranch Field, which was the sole remaining petroleum interest at the time of disposition. At the time of preparation of the May 31, 2004 financial statements and the filing of our annual report, management considered the Company to continue to be a petroleum exploration company. We were still actively reviewing other possible petroleum acquisitions and did not have sufficient information to determine whether or not the Company was to continue in the petroleum exploration industry. This does not necessarily mean that the petroleum operations were discontinued, but only that the last petroleum interest had been disposed of and the Company's future direction was unclear. It is fair to presume the Company would continue in its existing line of business until such time as there is evidence to the contrary.

         The Company believes that the presentation in the May 31, 2004 financial statements is properly presented in accordance with US GAAP and Canadian GAAP based on the situation at the time of preparation.

3. RESPONSE: Agreed. The Company will include, beginning with the May 31, 2005 Annual Report, to disclose the additional information requested in your comment letter.

                                                                         ...../2

Mr. David R. Humphrey
May 31, 2005
Page 2



OTHER

In connection with responding to the staff comments, the Company acknowledges that:

         - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned should you have any questions or require additional information.

Yours very truly,

BARADERO RESOURCES LIMITED



Per:      /s/ Nick DeMare

         Nick DeMare
         President

ND:blm



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